Exhibit 99.1

Bitfarms Schedules Second Quarter 2025 Conference Call on August 12, 2025

Toronto, Ontario and New York, New York (July 29, 2025) - Bitfarms Ltd. (NASDAQ/TSX: BITF) (“Bitfarms” or the “Company”), a global energy and compute infrastructure company, will report its second quarter 2025 financial results on Tuesday, August 12th before the market opens. Management will host a conference call on the same day at 8:00 am EST. All Q2 2025 materials will be available before the call and can be accessed on the ‘Financial Results’ section of the Bitfarms investor site.

The live webcast and a webcast replay of the conference call can be accessed here. To access the call by telephone, register here to receive dial-in numbers and a unique PIN to join the call.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a North American energy and compute infrastructure company that develops, owns, and operates vertically integrated data centers. Bitfarms currently operates 15 data centers situated in four countries, which currently mine Bitcoin: the United States, Canada, Argentina and Paraguay.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/

https://x.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Investor Relations Contact:

Laine Yonker

lyonker@bitfarms.com

Media Contact:

Caroline Brady Baker

cbaker@bitfarms.com